Exhibit (a)(1)(i)(c)

Letter to Investors

CPG Carlyle Commitments Fund, LLC

If you do not wish to sell any of your units, no action is required.

May 10, 2022

Dear Investor:

The expiration date of the Fund's second calendar quarter tender offer (the "Offer") is being extended until the end of the day on Wednesday, June 8, 2022, at 12:00 midnight, New York time. All of the other terms and conditions of the Offer, as set forth in the Tender Offer Statement you received, remain unchanged.

If you do not wish to sell any of your units of beneficial interest of the Fund, no action is required. If you have any questions, please feel free to contact the Fund at (212) 317-9200.

Sincerely,

CPG Carlyle Commitments Fund, LLC